Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           ARC Energy Trust announces January 15, 2009 cash distribution amount and provides operations update

           CALGARY, Dec. 5 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") announced today that in light of the continued weak commodity price environment the Board of Directors has determined that the cash distribution to be paid on January 15, 2009, in respect of the December
2008 production, for unitholders of record on December 31, 2008, will be $0.15 per trust unit. This is a decrease of $0.05 per unit. The ex-distribution date is December 29, 2008. Distributions are reviewed regularly in the context of commodity prices and other factors and are subject to revision by the Board of
Directors.
           Consistent with the Trust's disciplined approach to capital investment, the Trust is moving forward with its announced 2009 capital program, but will be reviewing it on an ongoing basis. The Trust expects to spend approximately
$200 million in the first half of 2009. John Dielwart, ARC's President and CEO said "Actual market conditions prevailing in the third quarter of 2009 will determine whether we ramp up spending in the second half of the year so as to fully execute our previously announced $585 million capital budget, or continue the execution of a reduced capital budget. While we believe we need to move forward with our strategic initiatives to create value in our Montney resource play and make the investments required to maintain the integrity of our asset base, we are very cognizant of the uncertain market conditions that currently prevail and will continue to adapt our plans as necessary."
           These moves are designed to preserve the strength of ARC's balance sheet, so that the Trust will be in a strong position to finance the development of the Montney resources and take advantage of possible strategic acquisition opportunities should they present themselves. At October 31, 2008 ARC's debt to trailing 12 month cash flow was 0.8 times.
           As at December 15, 2008 the Trust's trailing twelve-month cash distributions, including the December 15, 2008 payment, total $2.72 per trust unit.

           Montney Update

           The Trust is proceeding with its announced plans to construct a 60 mmcf per day gas plant with an expected start-up date of early 2010. Long-lead-time items have been ordered and the required information is being compiled for an early 2009 submission of an application to the regulatory authorities for the construction of the plant. The Trust is also continuing to plan for the construction of a second 60 mmcf per day processing train at this plant, with an expected start-up of early 2011. To meet a 2011 start-up date, long-lead time items would need to be ordered by the end of 2010.
           To support the construction of the proposed processing facilities ARC has contracted for take-away pipeline capacity of approximately 120 mmcf per day of gas from the Dawson area. ARC will have 60 mmcf per day available in 2010 and a further 60 mmcf per day of pipeline capacity available to it in 2011.
This is in addition to the current capacity of approximately 70 mmcf per day.
           ARC has followed up the Sunrise 9-13 discovery with horizontal wells at
9-13 and successful vertical delineation wells at 2-25 and 16-27. In addition,
ARC has participated in a partner operated horizontal well at 1-4. All of the wells encountered a porous Montney interval with the 2-25 encountering a thicker and better quality pay zone than the 9-13 discovery well. All wells, with the exception of 16-27, have been completed and have tested gas at commercial rates. The 16-27 well is expected to be tested in the new year. A third vertical well, 12-29, has just finished drilling and will be logged shortly.
           The Trust has also been active in consolidating Montney rights in the greater Dawson area. Since the end of October, ARC has added 4.5 net sections of land at Dawson and 2.5 net sections at Sunset, just north of our Sunrise discovery. The proximity of the Sunset lands to our Sunrise property allows for efficient capital planning for future development.

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           The successful start-up in November of a 10 mmcf per day gas pipeline has allowed ARC to deliver additional gas to third party processing facilities in
Alberta. The full 10 mmcf per day capacity is expected to be achieved late in
December following the installation of additional compression facilities.
ARC's current production is approximately 65,000 boe per day. ARC expects its productive capacity to stay in the 65,000 boe per day range for the month of
December, but is still assessing the impact of the Enbridge pro-rationing announcement from earlier this week to determine how much of its oil volume will be shut-in.

           ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.2 billion. The
Trust expects full year 2008 oil and gas production to average approximately
65,000 barrels of oil equivalent per day from six core areas in western
Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and
ARC Resources exchangeable shares trade under the symbol ARX.

           Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

           ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2008 and beyond; the sources, deployment and allocation of expected capital in 2008; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

           <<
           ARC RESOURCES LTD.

           John P. Dielwart,
           President and Chief Executive Officer
           >>

           %SEDAR: 00001245E          %CIK: 0001029509

           /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
           (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 17:01e 05-DEC-08